02023563

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 0 3 2002
DIVISION OF MARKET REGULATION

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SEC FILE NUMBER
8- 52196

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

California Financial Network, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4700 Stockdale Highway, Suite 108
(No. and Street)

Bakersfield, CA 93309
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Barkate 661-631-4355
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name — *if individual, state last, first, middle name)*

10680 W. Pico Blvd., Suite 260 Los Angeles, CA 90064
(Address) (City) (State) (Zip Code)

PROCESSED
JUL 19 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

7-18-02

OATH OR AFFIRMATION

I, Anthony Barkate, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of California Financial Network, Inc., as of December 31, 2001, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Pres

Title

Notary Public

DEBBIE BREADMONT
COMM. # 1178813
NOTARY PUBLIC-CALIFORNIA
KERN COUNTY
COMM. EXP. APRIL 6, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2001

CALIFORNIA FINANCIAL NETWORK, INC.
4700 STOCKDALE HIGHWAY, SUITE 108
BAKERSFIELD, CA 93309

CONTENTS

PART I

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
California Financial Network, Inc.
Bakersfield, California

I have audited the accompanying statement of financial condition of California Financial Network, Inc (the Company) as of December 31, 2001 and related statements of operations, cash flows, and changes in shareholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2001 and the results of its operations, cash flows and stockholders' equity for the year then ended in conformity with United States generally accepted accounting principles.

As further discussed in Note 6, "Contingencies", the Company's principal shareholder is subject to a disciplinarian action by the National Association of Securities Dealers (NASD). If the action results in a substantial sanction, such sanction could have an adverse effect on the Company's future operations.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
March 21, 2002

CALIFORNIA FINANCIAL NETWORK, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$191,876
Accounts receivable - clearing broker	34,608
Prepaid expenses	480
Stock subscription receivable	100
Clearing receivable - non allowable	10,000
Investments	60,685
Property and Equipment less accumulated depreciation of $533	6,344
Officer/shareholder advance	9,275
TOTAL ASSETS	$313,368

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 19,377
Payroll taxes payable	4,893
Accrued expenses	16,998
Accrued income taxes	27,000
Total Liabilities	$ 68,268
SHAREHOLDERS' EQUITY	
Common stock - 100,000 shares authorized; issued and outstanding 100 shares at $1.00 per share	100
Paid-in capital	58,950
Retained earnings	186,050
Total Stockholders' Equity	245,100
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$313,368

See Accompanying Notes to Financial Statements

CALIFORNIA FINANCIAL NETWORK, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2001	$ 100	$ 0	$ 144,184	$ 144,284
Capital Contributed		58,950		58,950
Net Income			41,866	41,866
Balance, December 31, 2001	$ 100	$ 58,950	$ 186,050	$ 245,100

See Accompanying Notes to Financial Statements

CALIFORNIA FINANCIAL NETWORK, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

NET CASH PROVIDED BY OPERATIONS	
Net Income	$ 41,866
Adjustments To Reconcile Net Income To Net Cash Provided by Operating Activities	
Depreciation	--
Accounts Receivable	(17,915)
Prepaid Expenses	1,960
Accounts Payable	12,126
Payroll Taxes Payable	(223)
Accrued Expenses	(30,716)
Officer/Shareholder Advance	(9,275)
Accrued Income Taxes	27,000
NET CASH PROVIDED BY OPERATIONS	24,823
CASH FLOWS FROM INVESTING ACTIVITIES:	
Property & Equipment	(1,543)
Investments	(70,685)
	(72,228)
CASH FLOW FROM FINANCING ACTIVITIES	
Capital Contributed	58,950
NET INCREASE IN CASH	11,545
CASH BALANCE - Beginning	180,331
	$ 191,876

See Accompanying Notes to Financial Statements

CALIFORNIA FINANCIAL NETWORK, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - NATURE OF THE BUSINESS

California Financial Network, Inc. (the Company), was incorporated in the State of California on June 4, 1996 and became registered as a broker-dealer in securities with the SEC and NASD on April 25, 2000. The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through a clearing broker on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k)(2)(ii).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) The accompanying financial statements include transactions prior to the Company becoming a broker dealer.

B) Revenue Recognition - The Company recognizes revenue upon rendering of services.

C) Use of Estimates - the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D) Income Taxes - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No. 109, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities, however, see Note 4.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($50,000) as defined under such provisions. See page 10 for the computation of net capital.

NOTE 4 - INCOME TAXES

The provision for income taxes is as follows:

State	$ 8,600
Federal	18,400
	27,000

NOTE 5 - OFF BALANCE SHEET RISK

As discussed in Note 1, the customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers transactions. Off-balance sheet risk exists with respect to the transactions due to the possibility that customers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker.

NOTE 6 - CONTINGENCIES

A. NASD Disciplinarian Action

The National Association of Securities Dealers ("NASD") has filed a proceeding against the Company's principal shareholder respecting sales of a financial product which began to be sold by such shareholder prior to his affiliation with the Company. The shareholder has denied the allegations of the complaint and the matter is proceeding to hearing. Management believes that if a substantial sanction is imposed as a result of the hearing, adequate back up exists or will be obtained to allow the Company's operations to continue albeit on a smaller scale.

B. Monetary Damages

Sales of the financial product discussed in Note 6A above (including sales which occurred through the Company) have caused a series of actions by private plaintiffs as well as an action by the Receiver of the entity which initially issued the product. The private actions were covered by insurance. All to date have either settled or are in the process of settling.

The Company and its principal shareholder are also subject to an action brought by the Receiver of the company which sold the financial products. The action claims that any sums received as commissions or other compensation from the entity in Receivership were improperly paid and request damages in the aggregate amount of $1,200,000. The Company has disputed the allegations of the complaint. Because the allocation of the liability between the Company and the individuals is uncertain, no liability has been recorded in the accompanying financial statements with respect to this matter.

A judgment against the Company for a significant portion of the amount claimed by Plaintiff could create a significant deficiency in the Company's net capital.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
California Financial Network, Inc.
Bakersfield, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2001 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
February 11, 2002

CALIFORNIA FINANCIAL NETWORK, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2001

OPERATING EXPENSES

Accounting	$ 50,790
Advertising	3,432
Auto	1,526
Auto Lease	6,582
Amortization	132
Bank Charges	135
Bonuses	4,522
Charitable Contributions	3,351
Clearing Charges	2,144
Commissions	531,843
Contract labor	390
Dues & subscriptions	5,106
Gift	65
Insurance - Fidelity Bond	917
Insurance - General Liability	6,291
Insurance - Workers Comp	1,591
Insurance - E & O	23,129
Insurance - Life	12,000
IRA Fee	234
Lease	3,682
Legal	43,247
SIPC Assessment	61
Meals & Entertainment	32,938
Medical	2,765
Miscellaneous	910
NASD Fee/Assessment	11,075
Office Expense	19,464
Office Supplies	2,470
Outside Services	1,782
Pension Adjustment	(67,154)
Postage/Delivery	7,483
Printing	1,210
Professional Fees	14,027
419 Contnribution	386
Registration Expenses	2,259
Rent - Office	26,005
Rent - Storage	240
Repairs & Maintenance	3,594
Salaries - Admin	75,300
Salaries - Officer	166,000
Taxes & Licenses	494
Taxes - Payroll	13,504
Telephone	9,188
Travel	2,956
Utilities	5,899
Total Operating Expenses	$1,033,965

See Accompanying Notes to Financial Statements

CALIFORNIA FINANCIAL NETWORK, INC..
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 245,100
Haircut/Deduction	(4,248)
Nonallowable assets - page 11	(26,199)
NET CAPITAL	$ 214,653
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness	$ 4,551
Minimum dollar net capital required	$ 50,000
Net Capital required (greater of above amounts)	$ 50,000
EXCESS CAPITAL	$ 164,653
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 207,826
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 68,268
Percentage of aggregate indebtedness to net capital	32 %

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

UNAUDITED	$ 241,653
INCOME TAXES	(27,000)
	$ 214,653

See Accompanying Notes to Financial Statements

CALIFORNIA FINANCIAL NETWORK, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2001

NON-ALLOWABLE ASSETS

Clearing Deposit	$ 10,000
Stock Subscription Receivable	100
Prepaid Expenses	480
Property and Equipment	6,344
Officer/Shareholder Advance	9,275
	$ 26,199

See Accompanying Notes to Financial Statements

PART II

CALIFORNIA FINANCIAL NETWORK, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2001

George Brenner, CPA

A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

Report of Independent Account on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
California Financial Network, Inc.
Bakersfield, California

In planning and performing my audit of the financial statements of California Financial Network, Inc. (the "Company") for the year ended December 31, 2001, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accord to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Board of Directors
California Financial Network, Inc.
Bakersfield, California

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

George Brenner

George Brenner, CPA

Los Angeles, California
February 11, 2002